
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 11, 2006

Henry Fong
Chief Executive Officer
Inhibiton Therapeutics, Inc.
7315 East Peakview Avenue
Englewood, Colorado 80111

> **Re:** **Inhibiton Therapeutics, Inc.**
> **Form 10-KSB for Fiscal Year Ended January 31, 2006**
> **Filed May 16, 2006**
> **Form 10-QSB for Fiscal Quarter Ended April 30, 2006**
> **Filed June 19, 2006**
> **Response Letter Dated June 23, 2006**
> **File No. 333-57946**

Dear Mr. Henry Fong

     We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 15

1.   We note your disclosures indicating that you intend to restate the quarters ended July 31, 2005 and October 31, 2005 as you had incorrectly accounted for the conversion features associated with convertible notes. Please state, if true, that your disclosure controls and procedures are effective as of the end of the period or otherwise expand your disclosure in reasonable detail to address the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists as of the end of the period covered by the report.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Mr. Henry Fong
Inhibiton Therapeutics, Inc.
July 11, 2006
Page 2

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

2.   We note your amended 10-KSB which includes your auditors' revised report in
        response to prior comment one. Please amend your filing to include the entire
        Item 7 of Form 10-KSB. Refer to Rule 12b-15 of the Exchange Act.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

Statement of Cash flows, page F-4

3.   Please reconcile your cash used in operating activities to net loss. Refer to
        paragraph 28 of SFAS 95. To the extent net loss was restated for each period
        presented please label the appropriate columns as restated.

 Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Jonathan Duersch at (202) 551-3719 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief